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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM N-17f-2


              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies


                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment Company Act File Number:                  Date examination
                                                        completed:
811-08839                                               June 30, 2009
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2. State identification Number:

    AL         AK         AZ           AR               CA             CO
    CT         DE         DC           FL               GA             HI
    ID         IL         IN           IA               KS             KY
    LA         ME         MD           MA               MI             MN
    MS         MO         MT           NE               NV             NH
    NJ         NM         NY           NC               ND             OH
    OK         OR         PA           RI               SC             SD
    TN         TX         UT           VT               VA             WA
    WV         WI         WY           PUERTO RICO
    ---------------------------------------------------------------------------
    Other (specify):
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3. Exact name of investment company as specified in registration statement:
   SPDR Series Trust
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4. Address of principal executive office (number, street, city, state, zip code):

   One Lincoln Street, Boston, MA 02111
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
SPDR(R) Series Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that SPDR(R) Series Trust (the "Trust") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2009. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2009 and with respect to agreement of security purchases and sales, for the period from March 31, 2009 (the date of our last examination), through June 30, 2009:

- Confirmation of all securities held by the Depository Trust Company, Federal Reserve Bank and International Depositories in book entry form, at an omnibus level for the Custodian;

- Confirmation of all securities out for transfer with brokers, or other appropriate auditing procedures where replies from brokers were not received;

- Reconciliation of all securities between the books and records of the Trust and the Custodian, on a fund level;

- Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company and Federal Reserve Bank and the books and records of the Custodian; and

- Agreement of a sample of security purchases and security sales or maturities since our last report from the books and records of the Trust to broker confirmations, or subsequent cash activity, where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that SPDR(R) Series Trust complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2009, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SPDR(R) Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                        Ernst & Young LLP

Boston, Massachusetts
January 28, 2010

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

January 28, 2010

We, as members of management of SPDR(R) Series Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2009, and from March 31, 2009 through June 30, 2009.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2009, and from March 31, 2009 through June 30, 2009, with respect to securities reflected in the investment account of the Trust.

                                        SPDR(R) Series Trust


                                        By:
                                            ------------------------------------
                                            Gary French
                                            Treasurer